03 NOV -6 AM 7:21

ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

03037183

SUPPL

Your reference File No. 82-5089
Our reference AC/ih
Date November 04, 2003

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

For your information please find enclosed herewith the English version of the following press release:

- "Zurich Financial Services sells businesses in the Philippines and enters cooperation agreement for the International Program Business" dated November 04, 2003.

Should there be any queries or comments please do not hesitate to contact us.

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Yours sincerely
Zurich Financial Services
Legal Department

per I. Haberling

Andres Christen

dlw 11/14

Enclosure

Media Release

File No. 82-5089

ZURICH
FINANCIAL SERVICES

Zurich Financial Services sells businesses in the Philippines and enters cooperation agreement for the International Program Business

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, November 4, 2003 - Zurich Financial Services Group (Zurich) has today announced that it has signed an agreement for the sale of its wholly owned Non-life subsidiary in the Philippines, Zurich General Insurance Philippines, Inc., to Standard Insurance Company, Inc., Manila (Standard). Based on a mutual cooperation agreement Standard will, upon completion of the transaction, act as a cooperative partner of Zurich to serve Zurich's International Program Business' corporate customers in the Philippines. Zurich has further announced today that it has signed an agreement for the sale of the insurance portfolio of its subsidiary Zurich Life Philippines, Inc. to The Manufacturers Life Insurance Company (Phils.), Inc. (Manulife). The two transactions, for which terms and conditions have not been disclosed, require the approval of local regulatory authorities.

The decision to exit these businesses in the Philippines is in line with Zurich's strategy, to allocate capital to core markets in order to generate sustained profitable growth.

At the end of 2002, Zurich General Insurance Philippines, Inc. and Zurich Life Philippines, Inc. had generated USD 16.5 million in gross written premiums.

ZURICH
FINANCIAL SERVICES

Zurich and the buyers have begun a communications program designed to keep all stakeholders informed. Zurich is confident that both Standard and Manulife will continue to offer an excellent service to customers. No redundancies are expected as a result of these transactions.

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 50 countries and employs about 64,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN